Exhibit 12.1
Compass Minerals International, Inc.
Computation of Ratios of Earnings to Fixed Charges
(in millions)

Year ended December 31,	2005		2004		2003

Earnings:
Income from continuing operations before income taxes	$42.6		$52.0		$33.8
Plus: fixed charges	64.7		62.1		56.4

	$107.3		$114.1		$90.2

Fixed Charges:
Interest charges	$61.6		$59.0		$53.7
Plus interest factor in operating rent expense	3.1		3.1		2.7

	$64.7		$62.1		$56.4

Ratio of earning to fixed charges	1.66	x	1.84	x	1.60	x